UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 2

TECHNOLOGY RESEARCH CORPORATION

(Name of Subject Company)

TECHNOLOGY RESEARCH CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.51 per share

(Title of Class of Securities)

878727304

(CUSIP Number of Class of Securities)

Robert D. Woltil

Chief Financial Officer

Technology Research Corporation

5250 140th Avenue North

Clearwater, Florida 33760

(727) 535-0572

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

David S. Felman, Esq.

Christopher J. Stephens, Esq.

Hill, Ward & Henderson, P.A.

101 East Kennedy Boulevard

Tampa, Florida 33602

(813) 221-3900

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission on April 12, 2011, by Technology Research Corporation, a Florida corporation (“TRC”), as amended or supplemented from time to time (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Clearwater Acquisition I, Inc., a Florida corporation (“Purchaser”) and a wholly owned subsidiary of Coleman Cable, Inc., a Delaware corporation (“Coleman”), pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock (the “Common Stock”), of TRC that are not already owned by Coleman and its subsidiaries at a price of $7.20 per share (the “Per Share Amount”), net to the selling shareholder in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 12, 2011 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the section entitled “Putative Shareholder Class Action Complaint” in its entirety and replacing it with the following:

“Putative Shareholder Class Action Complaint

On April 22, 2011, a putative shareholder class action complaint was filed in the Circuit Court of the Sixth Judicial Circuit in and for Pinellas County, Florida, captioned Horstmann v. Technology Research Corporation, et al. (Case No. 11003568CI-021) against TRC, the members of its board of directors, Purchaser and Coleman (the “Complaint”). The Complaint generally alleged, among other things, that the members of TRC’s board of directors breached their fiduciary duties in connection with the Board’s recommendation to TRC’s shareholders to accept the Offer, authorizing TRC to enter into the Merger Agreement and the disclosures regarding the Offer and the Merger. The Complaint generally sought, among other things, declaratory relief concerning the alleged fiduciary breaches, injunctive relief prohibiting the defendants from consummating the Merger, and other forms of equitable relief. The foregoing summary of the Complaint does not purport to be complete and is qualified in its entirety by reference to the Complaint, which is filed as Exhibit (a)(13) to the Schedule 14D-9. In addition to the Complaint, the plaintiff also filed a motion for expedited proceedings.

On or around April 29, 2011, the defendants together filed with the Court a response in opposition to the plaintiff’s motion for expedited proceedings.

On or around May 2, 2011, TRC and the members of its board of directors filed with the Court their respective motions to dismiss the Complaint. Prior to and in lieu of the Court hearing the various motions by the parties, the defendants agreed to permit the plaintiff and its legal counsel to engage in limited discovery in connection with the allegations raised in the Complaint. After engaging in such discovery, the plaintiff determined not to continue to prosecute the Complaint. On May 13, 2011, the parties filed with the Court a stipulation for voluntary dismissal without prejudice with each party to bear its own costs and attorneys’ fees.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TECHNOLOGY RESEARCH CORPORATION (Registrant)

Dated: May 13, 2011	By:	/s/ Robert D. Woltil
Robert D. Woltil
Chief Financial Officer

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